SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Caminus Corporation
(Name of Subject Company (issuer))

Rapid Resources Inc.
(Offeror)

SunGard Data Systems Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

133766 10 5
(CUSIP Number of Class of Securities)

Lawrence A. Gross, Esquire
SunGard Data Systems Inc.
1285 Drummers Lane
Wayne, Pennsylvania 19087
Tel:  (610) 341-8700
Fax: (610) 341-8115
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:

Richard J. McMahon, Esquire
Blank Rome LLP
One Logan Square
Philadelphia, Pennsylvania 19103
Tel:  (215) 569-5500
Fax: (215) 569-5555

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$159,044,745.68	$14,632.12

(*)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 16,782,306 outstanding shares of common stock of Caminus Corporation, at an offer price of $9.00 per share. The transaction valuation also includes (i) the offer price of $9.00 less $2.56, which is the average exercise price per share for outstanding options with an exercise price less than $9.00, multiplied by 896,272, the estimated number of options outstanding with exercise prices less than the offer price, and (ii) the offer price of $9.00 less $1.56 which is the price per share for shares of Caminus Corporation common stock issuable pursuant to the Caminus Corporation 1999 Employee Stock Purchase Plan (“ESPP”), multiplied by 300,000, which is the maximum number of shares of Caminus Corporation common stock issuable under the ESPP.

(**)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $92 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEMS 1-9, AND ITEM 11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Rapid Resources Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“SunGard”), to purchase all of the outstanding shares of common stock (the “Shares”) of Caminus Corporation, a Delaware corporation (“Caminus”), at a purchase price of $9.00 per Share, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 29, 2003, and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and SunGard. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS

Not Applicable.

ITEM 12.    EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated January 29, 2003.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on January 21, 2003.

(a)(8)	Summary Newspaper Advertisement published in The New York Times, National Edition, on January 29, 2003.

(a)(9)	Press Release issued by SunGard Data Systems Inc. on January 29, 2003.

(b)(1)
364-Day Credit Agreement dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

2

Exhibit Number	Description

(b)(2)
Three-Year Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(d)(1)
Agreement and Plan of Merger, dated January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation (Incorporated by reference to the Exhibit filed with Caminus Corporation’s Current Report on Form 8-K for the event dated January 20, 2003 (Commission File No. 0-28085)).

(d)(2)
Tender and Voting Agreement, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc., and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein.

(d)(3)	Confidentiality Agreement, between SunGard Data Systems Inc. and Caminus Corporation, dated as of November 6, 2002.

(g)	Not applicable.

(h)	Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAPID RESOURCES INC.

By:	/S/ RICHARD C. TARBOX
Name: Richard C. Tarbox Title: Vice President

SUNGARD DATA SYSTEMS INC.

By:	/S/ RICHARD C. TARBOX
Name: Richard C. Tarbox Title: Senior Vice President- Corporate Development

Dated:	January 29, 2003

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INDEX TO EXHIBITS

Exhibit Number		Description

(a)	(1)	Offer to Purchase, dated January 29, 2003.

(a)	(2)	Letter of Transmittal.

(a)	(3)	Notice of Guaranteed Delivery.

(a)	(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)	(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)	(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)	(7)	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on January 21, 2003.

(a)	(8)	Summary Newspaper Advertisement published in The New York Times, National Edition, on January 29, 2003.

(a)	(9)	Press Release issued by SunGard Data Systems Inc. on January 29, 2003.

(b)	(1)
364-Day Credit Agreement dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)	(2)
Three-Year Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(d)	(1)
Agreement and Plan of Merger, dated January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation (Incorporated by reference to the Exhibit filed with Caminus Corporation’s Current Report on Form 8-K for the event dated January 20, 2003 (Commission File No. 0-28085)).

(d)	(2)
Tender and Voting Agreement, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc., and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein.

(d)	(3)	Confidentiality Agreement, between SunGard Data Systems Inc. and Caminus Corporation, dated as of November 6, 2002.

(g)		Not applicable.

(h)		Not applicable.